Westside Energy Corporation
                      3131 Turtle Creek Blvd, Suite 1300
                               Dallas, TX 75219


                                July 3, 2007


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: April Sifford, Branch Chief - Division of Corporation Finance

Reference:  File No. 1-32533 regarding Comment Letter dated June 18, 2007.


Dear Ms. Sifford:

We have completed our review and developed responses to issues raised in the SEC Comment Letter dated June 18, 2007 covering Westside Energy Corporation's Form 10-KSB filing for the year ended December 31, 2006, Form 8-K/A filing dated May 31, 2006 and Form 10-QSB filing for the quarter ended March 31, 2007. Responses to each item addressed in the referenced SEC letter are as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2006
-------------------------------------------------------

Items 1 and 2.  Description of Business and Properties
------------------------------------------------------

Our Company, page 2

Comment 1. We note that you include within your filings here and in the Management's Discussion and Analysis on page 21 a measure for PV(10). Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K or remove this measure from your filing. The disclosures should include reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

Response 1.

Reference to non-GAAP information will not be made in future filings unless we reconcile them to the most direct comparable GAAP financial measure as required by Item 10(e) of Regulation S-K which requires reconciliation of non-GAAP measures to the most direct comparable GAAP financial measure.

As an example of how reserves will be disclosed in future filings, the first two sentences in the paragraph in question would be restated as the following sentence:

As  of  December  31,  2006,  we  had  net  proved  reserves  of  6.7  Bcfe.


Item 8A.  Controls and Procedures, pages 26 & 27
------------------------------------------------

Comment 2. Revise your disclosure of significant changes in internal control to address any changes in internal control over financial reporting that occurred in the fourth fiscal quarter of Fiscal Year 2006. Refer to Regulation S-B Item 308(c).

Response 2.

This disclosure will be revised in future filings. An example of this revised disclosure for the period in question is as follows:

There were no changes in internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


Consolidated Financial Statements, pages F-2 - F-20
---------------------------------------------------

Notes to Consolidated Financial Statements, pages F-7 - F-20
------------------------------------------------------------

Note 1 - Summary of Significant Accounting Policies, pages F-7 - F-10
---------------------------------------------------------------------

Comment 3. You have disclosed elsewhere in your filing that you conduct a substantial portion of your business activities through joint operating agreements. Disclose your accounting policy for the consolidation of such joint ventures in your financial statements.

Response 3.

In future filings, the following additional disclosure will be added to the current "Principles of Consolidation" statement (page F-7):

The Corporation's undivided interests in unincorporated oil and gas exploration and production ventures are proportionately consolidated.

Comment 4. Include a disclosure of your policy to assess impairment for both proved and unproved properties. This should address how you determine when a property is impaired, how fair value is determined, and how often the tests are performed.

Response  4.

Our current policy regarding asset impairment assessment is summarized under the caption "Long-lived assets" on page F-9. In future filings, we will revise and expand this disclosure to read as follows: (Note: Proposed disclosure is similar to wording used on page 23 of the "Critical Accounting Policies and Estimates" section of the 10-KSB filing).

Long-lived  assets

The Corporation reviews its proved properties for potential impairment at the lease level when management determines that events or circumstances indicate that the recorded carrying value of any of the properties may not be recoverable. Such events include a projection of future natural gas and oil reserves that will be produced from a lease, the timing of this future production, future costs to produce the natural gas and oil, and future inflation levels. If the carrying amount of an asset exceeds the sum of the undiscounted estimated future net cash flows, an impairment expense is recognized equal to the difference between the carrying value and the fair market value of the asset, which is estimated to be the expected present value of future net cash flows from proved reserves, without the application of any estimate of risk. Unproved leasehold costs are reviewed periodically and a loss is recognized to the extent, if any, that the cost of the property has been impaired. Long-lived assts to be disposed of by sale are reported at the lower of the asset's carrying amount or fair value less cost to sell.

Note  9  -  Impairment  of  Long-lived  Assets,  page  F-15
-----------------------------------------------------------

Comment 5. You disclose the impairment loss includes the expected expiration of unproved leases as of the end of each year. Tell us how much of the impairment loss recoded in Fiscal Year 2006 was due to the expiration of leases in 2006 and those expected to expire in 2007.

Response  5.

The  impairment  loss  from  expiration  of  leases  was  determined as follows:

                                             Lease        Fiscal 2006
                                        Expiration Year   Impairment

                                             2006         $        0
                                             2007            225,096
                                                          ----------
                                            Total           $225,096
                                                          ==========

Comment 6. Tell us what consideration was given to the disclosure of reasonable possible impairment losses to be recognized in Fiscal Year 2007 due to the expected expiration of unproved leases, as required by Statement of Position 94-06. We may have further comment.

Response 6. As of December 31, 2006, we did not expect any additional impairment losses to be recognized in Fiscal Year 2007 due to the expiration of unproved leases. Therefore, no additional disclosure was considered necessary in the 2006 Form 10-KSB.

Note  10  -  Common  Stock,  page  F-15
---------------------------------------

Comment 7. We note the 2004 Consultant Compensation Plan and the 2005 Director Stock Plan disclosures. Revise this footnote to disclose the pertinent details of these plans.

Response 7. Summaries of the 2004 Consultant Compensation Plan and the 2005 Director Stock Plan are set forth in Item 10, Executive Compensation, on page 34 of the 10-KSB. In the future, the summaries will be included in the "Notes to the Consolidated Financial Statements" as follows:

Equity  Compensation  Plans

Westside adopted two equity compensation plans, the 2004 Consultant Compensation Plan (the "Consultant Plan") and 2005 Director Sock Plan (the "Director Plan") which became effective on April 14, 2004 and March 30, 2005, respectively. Awards to participants under the equity compensation plans can be made in the form of options, rights, or common stock. Since the inception of these plans, Westside has only granted shares of common stock. The participants to whom awards are granted, the number of shares covered by each award, conditions and other terms of each award are determined by the Board of Directors or a committee thereof. As of December 31, 2006, a total of 3,035,875 shares of common stock are remaining available to be issued under the equity compensation plans. Of these shares, 2,591,839 shares and 444,036 shares remain available for issuance under the Consultant Plan and Director Plan, respectively. Unless sooner terminated, no award may be granted under the Consultant Plan and Director Plan after April 15, 2014 and March 30, 2015, respectively.

2004  Consultant  Compensation  Plan

As of December 31, 2006, Westside has granted 408,161 shares of common stock under the Consultant Plan. As of December 31, 2006, 117,665 shares of unvested common stock remained outstanding under the Consultant Plan. During the years ended December 31, 2006 and 2005, Westside recognized compensation expense related to the Consultant Plan of $691,614 and $77,181, respectively.

2005  Director  Stock  Plan

As of December 31, 2006, Westside has granted 55,964 shares of common stock under the Director Plan. As of December 31, 2006, 24,642 shares of unvested common stock remained outstanding under the Director Plan. During the years ended December 31, 2006 and 2005, Westside recognized compensation expense related to the Director plan of $73,371 and $51,297, respectively.

Exhibit 31.1
------------

Comment 8. We note that the certifications do not contain the exact wording as required by Regulation S-B Item 601(b)(31). We note the following deficiencies:

"     Paragraphs 2, 3 and 5 should refer to "report," not "annual report,"
"     Paragraphs 3, 4 and 5 should refer to "small business issuer," not
          "registrant,"
"     Paragraph 4.d should add the language "(the small business issuer's fourth fiscal quarter in the case of an annual report)" as appropriate,
"     Paragraphs 4 and 5 should refer to "internal controls over financial reporting," not "internal controls,"
"     Paragraph 5 should add the language "(or persons performing the equivalent functions)" as appropriate, and
"     The word "certifications" should appear above the opening line of the certification signed by the Chief Financial Officer.

Please file an amendment to the Form 10-KSB that includes the entire periodic report and new corrected certifications.

Response  8.

The wording listed in Regulation S-B Item 601(b)(31) will be reflected in future filings of Exhibit 31.1.

Form  8-K/A  filed  May  31,  2006
----------------------------------

Comment 9. We note the pro forma adjustments made for the reported acquisition. In future filings regarding acquisitions include a pro forma adjustment to reflect the related change in depreciation and amortization expense due to the allocation of the purchase price to the net assets acquired. Refer to Instruction 2 to Regulation S-X 11-02(b).

Response  9.

Future Form 8-K filings related to pro-forma adjustments for reported acquisitions will reflect the related change in depreciation and amortization expense due to the allocation of the purchase price to the net assets acquired as per Instruction 2 to Regulation S-X 11-02(b).

Form  10-QSB  for  the  Fiscal  Quarter  Ended  March  31,  2007
----------------------------------------------------------------

Comment 10. We note that the identity of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Response  10.

Future Exhibit 31.01 and Exhibit 31.02 filings will not include the certifying individual's title at the beginning of the certification.

Engineering  Comments
---------------------

Management's  Discussion  and  Analysis,  page  21
--------------------------------------------------

Overview,  page  21

Comment 11. Here you state "Net proved reserves were 8.9 Bcfe as of March 1, 2007, with a PV-10 value of $16.9 million when calculated using NYMEX forward curve prices as of February 28, 2007." Please remove this disclosure of unproved reserves. Refer to Instruction 5 for Item 102 of Regulation S-K.

Response  11.

Future discussion of reserves in the Management Discussion and Analysis section will reflect proved reserves as calculated using only the constant pricing case.

Supplemental  Oil  and  Gas  Information  (Unaudited),  page  F-18
------------------------------------------------------------------

Reserve  Information,  page  F-19

Comment 12. We note the significant changes to your proved reserves in 2006. Please amend your document to explain these line items. Refer to Financial Accounting Standard 69, paragraph 11.

Response  12.

The  significant  increase  in  proved  reserves  in  2006  resulted  from:

     A. Extensions and Discoveries as a result of the increase in our drilling activity as documented in the "Drilling Activity" section (page 13) of the "Business and Properties" section of the 10-KSB.
     B. Purchase of Minerals in Place as a result of the acquisition of EBS as documented in the "Significant Company Events in 2006" section (page 10) of the "Business and Properties" section and in "Note 12 - Purchase of EBS Oil and Gas Partners Production Company, L.P." (pages F-16 - F18) in the "Notes to Consolidated Financial Statements" section of the 10-KSB.

We will provide a discussion of such significant changes with the Supplemental Oil and Gas Information in the future.

The Company acknowledges that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact Sean Austin at 214-522-8990 ext. 1117 / sjaustin@westsideenergy.com. We look forward to continuing to work with you to answer any questions you may have regarding Westside Energy Corporation.

Sincerely;





Sean J. Austin
Vice President and
Chief Financial Officer
(Principal Accounting Officer)